(1) Diversification of Investment Portfolio			USD=	102.61
VANGUARD SMALL CAP INDEX FUND (All Share Classes)
		(As of the end of April 2014 )
Type of Assets	Name of Country	Market Value	Investment Ratio
		Total Dollar	(%)
[Common Stock]	US	45,775,091,092	99.57
			0.00
			0.00
			0.00
	Sub-Total	45,775,091,092	99.57
Cash, Deposits, and Other Assets (after		195,870,102	0.43
liabilities)
Total (Net Asset Value)		45,970,961,194	100.00
		4,717,080.33	Million JPY

** Total Net Assets for Investor Shares: $[ 5,009,034,549.64 ] (as of the end of April 2014)

Note: Investment ratio is calculated by dividing each asset at its market value by the total Net Asset Value of the Fund. The same applies hereinafter.